UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.     )*

IDM Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

449394 10 5

(CUSIP Number)

W. Bradford Middlekauff, Esq.

Senior Vice President, General Counsel and Secretary

Medarex, Inc.

707 State Road

Princeton, NJ 08540

(609) 430-2880

With a copy to:

Dwight A. Kinsey, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 449394 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medarex, Inc. 22-2822175

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only OO

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,624,279 shares of Common Stock

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,624,279 shares of Common Stock

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,624,279 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of IDM Pharma, Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 5820 Nancy Ridge Drive, San Diego, California 92121.

Item 2.	Identity and Background

The Reporting Person is Medarex, Inc., a New Jersey corporation (the “Reporting Person”) with principal executive offices at 707 State Road, Princeton, New Jersey, 08540.  The principal business of the Reporting Person is biopharmaceutical product discovery, development and potential commercialization.

The name, business address, principal business or occupation of each executive officer and director of the Reporting Person is as set forth on Schedule A attached hereto.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person identified on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person identified on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock owned by the Reporting Person were acquired as the result of a business combination and related transactions (the “Transaction”) between the Company (then known as Epimmune Inc.) and Immuno-Designed Molecules, S.A. (“IDM”) which were completed on August 16, 2005 (the “Closing”).  The Reporting Person was previously a shareholder of IDM and, as a result of the Transaction, received shares of the Company in exchange for its IDM shares pursuant to a Share Exchange Agreement dated March 15, 2005 (the “Initial Share Exchange Agreement”), among the Company and the shareholders of IDM listed on Exhibit A thereto (including the Reporting Person), as amended by amendment nos. 1 through 5 thereto (as amended, the “Share Exchange Agreement”).  At the Closing, each share of IDM was exchanged for 3.771865 shares of Common Stock, and adjusted for a 1 for 7 reverse stock split of the Common Stock.

Item 4.	Purpose of Transaction

The shares of Common Stock owned by the Reporting Person were acquired as the result of the Transaction described above.  The Reporting Person holds such shares of Common Stock for investment purposes.

Pursuant to the terms of the Share Exchange Agreement, at the Closing, the Company and the representative (the “Shareholder Representative”) of the principal company shareholders (including the Reporting Person) entered into (i) an indemnity escrow agreement, pursuant to which an aggregate of 10% of the shares of Common Stock issued in the exchange Transaction was deposited into escrow to secure the Company’s right to indemnification under the Share Exchange Agreement and (ii) an expense escrow agreement, pursuant to which an aggregate of 1.2% of the shares of Common Stock issued in the exchange Transaction was deposited into escrow to secure the indemnification and reimbursement obligations of the principal company shareholders (including the Reporting Person) to the Shareholder Representative.  See Item 6 below for more detailed information with respect to the terms of these escrow agreements.

Dr. Donald Drakeman, President, Chief Executive Officer and a director of the Reporting Person, who also serves as a director of IDM, was one of six persons appointed to the Board of Directors of the Company (the “Company Board”) to fill the vacancies created as a result of director resignations and the increase in the size of the Company Board, effective as of the closing of the Transaction.  Dr. Drakeman is not a Company Board designee of the Reporting Person.  The Reporting Person does not have any contractual or other right to representation on the Company Board.

On August 11, 2005, contingent upon the Closing, the Company Board granted stock options to purchase 2,857 shares of Common Stock pursuant to the Company’s 2000 Stock Plan to each independent Board member as of the Closing, including Dr. Drakeman.  See Items 5 and 6 below for more detailed information with respect to the terms of these stock options.

Although there is no present intention to do so, the Reporting Person and/or any person named on Schedule A attached hereto may decide to make additional purchases of Common Stock in the future either in the open market or in private transactions, subject to its or their evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person or any person named on Schedule A attached hereto, prospects for the respective business’ of the Reporting Person or any person named on Schedule A attached hereto, general economic conditions, money and stock market conditions and other future developments.

Depending upon the results of the reviews and the other factors mentioned above, the Reporting Person or any person named on Schedule A attached hereto, at any time, may decide to change its or his intention with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of its or his holdings of Common Stock, although neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons named on Schedule A attached hereto has any current intention to do so.

Except as otherwise set forth above, neither the Reporting Person, nor, to the knowledge of the Reporting Person, any person named on Schedule A attached hereto, has any plans or proposals which relate to or would result in any action enumerated in Item 4 of Schedule 13D.

The descriptions of the Share Exchange Agreement (inclusive of any other agreements which are exhibits thereto), the Indemnity Escrow Agreement and the Expense Escrow Agreement (as both are hereinafter defined) contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Share Exchange Agreement, the Indemnity Escrow Agreement and the Expense Escrow Agreement, copies of which are attached hereto as Exhibit I, Exhibit III and Exhibit IV, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)    The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person and any persons named in Item 2 above are as follows:

The aggregate number and percentage of the Common Stock which are owned beneficially and of record by the Reporting Person on the date hereof are 2,624,279 shares of Common Stock, or approximately 19.8% of the approximately 13.2 million shares of Common Stock issued and outstanding as set forth in the joint press release issued by Epimmune Inc. and IDM dated August 16, 2005 attached as Exhibit 99.2 to the Current Report of the Company, on Form 8-K, filed with the Securities and Exchange Commission on August 17, 2005.

Each of the directors of the Reporting Person may be deemed to share beneficial ownership of the 2,624,279 shares of Common Stock (or approximately 19.8% of the approximately 13.2 million shares of Common Stock issued and outstanding as set forth in the joint press release issued by Epimmune Inc. and IDM dated August 16, 2005 attached as Exhibit 99.2 to the Current Report of the Company, on Form 8-K, filed with the Securities and Exchange Commission on August 17, 2005) owned beneficially and of record by the Reporting Person.  Each of the directors of the Reporting Person disclaims beneficial ownership of the 2,624,279 shares of Common Stock owned by the Reporting Person.  In addition, Dr. Drakeman may be deemed to own beneficially approximately 119 shares of Common Stock issuable upon the exercise of stock options that become exercisable within the next 60 days.

(b)    With respect to each person named in response to paragraph (a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock, as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

The Reporting Person may be deemed to have the sole power to vote (and direct the vote of) the 2,624,279 shares of Common Stock owned of record by it.  Subject to the terms of the lock-up provision contained in the Share Exchange Agreement, and, with respect to 11.2% of the shares acquired by the Reporting Person pursuant to the Share Exchange Agreement, to the terms and conditions of the Escrow Agreements (as defined in Item 6 below), the Reporting Person may be deemed to have the sole power to dispose of (and direct the disposition of) the 2,624,279 shares of Common Stock owned of record by it.

Notwithstanding the foregoing, each of the directors of the Reporting Person: (i) may be deemed to share with the Reporting Person the power to vote (and direct the vote of) the 2,624,279 shares of Common Stock owned of record by the Reporting Person; and (ii) subject to the terms of the lock-up provision contained in the Share Exchange Agreement, and, with respect to 11.2% of the shares acquired by the Reporting Person pursuant to the Share Exchange Agreement, to the terms and conditions of the Escrow Agreements, share with the Reporting Person the power to dispose of (and direct the disposition of) the 2,624,279 shares of Common Stock owned of record by the Reporting Person.  Each of the directors of the Reporting Person disclaims beneficial ownership of the 2,624,279 shares of Common Stock owned by the Reporting Person.

In addition, Dr. Drakeman may be deemed to have the sole power to vote (and direct the vote of) and the sole power to dispose of (and direct the disposition of) approximately 119 shares of Common Stock issuable upon the exercise of stock options that become exercisable within the next 60 days.

(c)     Except for the acquisition by the Reporting Person of the 2,624,279 shares of Common Stock pursuant to the terms of the Share Exchange Agreement, all as more fully disclosed in response to Items 3 and 4 above, during the past 60 days, the Reporting Person has not effected any transaction in the Common Stock.   See Items 3 and 4 above for further details in connection with the acquisition of the shares of Common Stock pursuant to the Share Exchange Agreement.  Except for the acquisition of the Options (as hereinafter defined) by Dr. Drakeman, to the knowledge of the Reporting Person, during the past 60 days, none of the persons identified on Schedule A attached hereto has effected any transaction in the Common Stock.

(d)     Not applicable.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously disclosed, the Reporting Person is a party to the Share Exchange Agreement with the Company.  Section 6.12(b) of the Share Exchange Agreement contains certain restrictions on the rights of the principal company shareholders (including the Reporting Persons) to sell Common Stock of the Company after the Closing.  Pursuant to this provision, the Reporting Person agreed that, (i) for a period of six months following the Closing, neither it nor any permitted assigns will transfer any of the shares of Common Stock received by the Reporting Person pursuant to the Share Exchange Agreement and (ii) during the period from the six-month anniversary of the Closing through the first year anniversary of the Closing, (A) neither it nor any permitted assign will transfer, in the aggregate, more than fifty percent (50%) of the shares of Common Stock received by the Reporting Person pursuant to the Share Exchange Agreement and (B) the Reporting Person will not sell during any single trading day more than the number of shares of Common Stock equal to fifteen percent (15%) of the average daily trading volume of shares of Common Stock, as reported by Nasdaq, during the five trading days prior to such date.  Excluded from the Section 6.12(b) restrictions are transfers of shares of Common Stock to family members or affiliates of any principal company shareholder (or to entities or trusts formed by or for the benefit of any of the foregoing or to other third parties with the approval of the Company) that are not made in open market transactions, if the transferee agrees in writing to be bound by the restrictions of such Section 6.12(b) or if the Company consents to such transfer.

A certificate representing approximately 10% of the shares issued in the name of the Reporting Person at the Closing was deposited into escrow to secure the indemnification rights of the Company under the Share Exchange Agreement.  The Indemnity Escrow Agreement dated August 16, 2005 among the Company, the Shareholder Representative and U.S. Bank National Association (the “Indemnity Escrow Agreement”), provides that the indemnity escrow shares will secure the indemnification obligations of the principal company shareholders (including the Reporting Person) relating to any damages suffered by any Company indemnified party as a result of the breach of any statement regarding IDM contained in the Share Exchange Agreement, or the breach of any representation or warranty in the Share Exchange Agreement made by the principal company shareholders.

In addition, pursuant to the Share Exchange Agreement, the Company, the Shareholder Representative and U.S. Bank National Association entered into an Expense Escrow Agreement dated August 16, 2005 (the “Expense Escrow Agreement”; and, together with the Indemnity Escrow Agreement, the “Escrow Agreements”). Pursuant to the Expense Escrow Agreement, a certificate representing approximately 1.2% of the shares issued in the name of the Reporting Person at the Closing was deposited into escrow to secure the indemnification and reimbursement obligations of the Reporting Person to the Shareholder Representative under the Share Exchange Agreement or the Indemnity Escrow Agreement.

During the period when any indemnity escrow shares and/or any expense escrow shares are held in escrow (collectively, the “Escrow Shares”), the Reporting Person will have all rights of ownership of the Escrow Shares attributable to the Reporting Person (including voting rights and the right to any cash dividends or cash distributions in respect of such shares), except for the right to possession or the right to sell or assign such Escrow Shares.  The Indemnity Escrow Agreement will terminate on the earlier of (i) the date on which there are no funds, shares of Common Stock or other property (collectively, the “Escrow Property”) remaining in the escrow fund, or (ii) 10 business days following the date on which all claims delivered to the escrow agent prior to the six-month anniversary of the Closing have been resolved.  The Expense Escrow Agreement will terminate on the earlier of (i) the date on which there is no Escrow Property remaining in the escrow fund, or (ii) 20 business days following the termination of the Indemnity Escrow Agreement.

As previously disclosed in Items 4 and 5 above, on August 11, 2005, contingent upon the Closing, the Company Board granted non-qualified stock options to purchase 2,857 shares of Common Stock pursuant to the Company’s 2000 Stock Plan (the “Company Stock Plan”) to each independent Board member as of the Closing, including Dr. Drakeman.  These options granted to Dr. Drakeman (the “Options”) vest in forty-eight (48) equal installments over four years from the August 16, 2005 appointment of Dr. Drakeman to the Company Board, with the first installment of Options vesting and first becoming exercisable on September 16, 2005 and the Options being vested in full on August 16, 2009.  The exercise price for the Options is $6.99 per share and the expiration date of the Options is August 15, 2015.

The descriptions of the lock-up provision contained in the Share Exchange Agreement, and the Options granted pursuant to the Company Stock Plan, and each of the Indemnity Escrow Agreement and the Expense Escrow Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the lock-up provision contained in the Share Exchange Agreement, and the terms of the Company Stock Plan, and each of the Indemnity Escrow Agreement and Expense Escrow Agreement, copies of which are attached hereto as Exhibits I, II, III and IV, respectively, and incorporated herein by reference.

Except as described above, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person identified on Schedule A attached hereto is a party to any contracts, arrangements, understandings or relationships with respect to the securities of the issuer that are required to be disclosed under Item 6 of Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
I	Share Exchange Agreement, as amended, referred to in Items 3, 4, 5 and 6.
II	2000 Company Stock Plan referred to in Items 4, 5 and 6.
III	Indemnity Escrow Agreement referred to in Items 4, 5 and 6.
IV	Expense Escrow Agreement referred to in Items 4, 5 and 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2005
Date

MEDAREX, INC.

/s/ Christian S. Schade
Signature
Christian S. Schade Senior Vice President and Chief Financial Officer
Name/Title

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF MEDAREX, INC.

The name, citizenship, business address, title and present principal occupation or employment of each of the directors and executive officers of Medarex, Inc. are set forth below:

Name	Principal Occupation(1) and Business Address(2)	Citizenship

Executive Officers

Donald L. Drakeman	President and Chief Executive Officer	United States

Nils Lonberg	Senior Vice President, Scientific Director	United States

W. Bradford Middlekauff	Senior Vice President, General Counsel and Secretary	United States

Geoffrey M. Nichol	Senior Vice President, Product Development	United States

Ronald A. Pepin	Senior Vice President, Business Development	United States

Christian S. Schade	Senior Vice President and Chief Financial Officer	United States

Directors

Donald L. Drakeman	President and Chief Executive Officer of the Reporting Person	United States

Irwin Lerner	Former Chairman and Chief Executive Officer of Hoffman-LaRoche, Inc.	United States

Michael A. Appelbaum	Former Executive Vice President of Medarex, Inc.	United States

Patricia M. Danzon	Professor, Wharton School of the University of Pennsylvania	United States

Ronald J. Saldarini	Associate with Naimark & Associates; Former President of Wyeth Lederle Vaccines and Pediatrics	United States

Charles R. Schaller	Former President of Essex Vencap, Inc.	United States

Julius A. Vida	Former Vice President, Business Development, Licensing and Strategic Planning, Bristol-Myers Squibb Company	United States

(1) The principal occupation of each executive officer is with Medarex, Inc.  Medarex’s principal business is biopharmaceutical product discovery, development and potential commercialization.

(2) The business address of Medarex and each officer and director of Medarex, Inc. is 707 State Road, Princeton, NJ 08540.

EXHIBIT INDEX

Exhibit Number	Description	Page No.

I

Share Exchange Agreement dated March 15, 2005 among the Company and certain shareholders of the Company listed on Exhibit A thereto (including the Reporting Person), as amended by amendment nos. 1 through 5 thereof (the Initial Share Exchange Agreement, together with amendment no. thereto dated March 15, 2005, amendment no. 2 thereto dated April 21, 2005, amendment no. 3 thereto dated May 31, 2005 and amendment no. 4 thereto dated June 30, 2005, are incorporated by reference to Annex A of the Definitive Merger Proxy Statement of the Company, on Schedule 14A, filed with the Securities and Exchange Commission on June 30, 2005; Amendment No. 5, dated August 16, 2005, to the Share Exchange Agreement is incorporated by reference to Exhibit 2.2 to the Current Report of the Company, on Form 8-K, filed with the Securities and Exchange Commission on August 17, 2005)

II

Company’s 2000 Stock Plan (incorporated by reference to Annex G of the Definitive Merger Proxy Statement of the Company, on Schedule 14A, filed with the Securities and Exchange Commission on June 30, 2005)

III

Indemnity Escrow Agreement, dated August 16, 2005, among the Company, Helene Ploix, as designated representative of certain shareholders of IDM and U.S. Bank National Association (incorporated by reference to Exhibit 2.2.4 to the Current Report of the Company, on Form 8-K, filed with the Securities and Exchange Commission on August 17, 2005)

IV

Expense Escrow Agreement, dated August 16, 2005, among the Company, Helene Ploix, as designated representative of certain shareholders of IDM and U.S. Bank National Association (incorporated by reference to the Form of Expense Escrow Agreement attached as Exhibit F to the Initial Share Purchase Agreement appearing as Annex A of the Definitive Merger Proxy Statement of the Company, on Schedule 14A, filed with the Securities and Exchange Commission on June 30, 2005)